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                              July 5, 2023

       Robert Cobuzzi, Jr., Ph.D.
       President and Chief Executive Officer
       Diffusion Pharmaceuticals Inc.
       300 East Main Street, Suite 201
       Charlottesville, Virginia 22902

                                                        Re: Diffusion
Pharmaceuticals Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 23, 2023
                                                            File No. 333-271823

       Dear Robert Cobuzzi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Certain Unaudited Long Range Financial Projections of EIP's Business, page 132

   1. We note your response to comment 11. Please revise to specifically clarify that your projections do not
take into account the possibility of the introduction of competing products that do not
violate patents, the possibility that you might not obtain FDA approval for
nemflamapimod, and other factors that would have a materially negative impact on your
projections.
       Certain Material U.S. Federal Income Tax Consequences of the Merger, page 140

   2. Please revise to clarify that all material federal income tax consequences are discussed by revising the caption
and the the discussion.
 Robert Cobuzzi, Jr., Ph.D.
Diffusion Pharmaceuticals Inc.
July 5, 2023
Page 2

       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert Cobuzzi, Jr., Ph.D.
                                                           Division of
Corporation Finance
Comapany NameDiffusion Pharmaceuticals Inc.
                                                           Office of Life
Sciences
July 5, 2023 Page 2
cc:       John Alessi
FirstName LastName